800 COMMERCE, INC.

407 East Fort Street, Suite 500

Detroit, MI 48227

Tel: (800) 266-6372

December 2, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	800 Commerce, Inc.
Request to Withdraw POS AM Header and Rule 424(b)(3) Prospectus Supplement No. 1 filed on November 19, 2013
File No. 333-184459

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), 800 Commerce, Inc. (the “Registrant”), on its own behalf, hereby requests that its POS AM Header and Rule 424(b)(3) Prospectus Supplement No. 1 initially filed with the Securities and Exchange Commission (“SEC”) on November 19, 2013 (the “Prospectus Supplement”), be withdrawn effective immediately. The Prospectus Supplement was filed with an erroneous header, and the purpose of this filing is to correct that situation and enable a filing of the Prospectus Supplement with a header clearly denoting a “424B3” filing.

The Registrant requests this withdrawal at the request of the SEC. No securities were sold in connection with the Prospectus Supplement.

Upon grant of the SEC’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Prospectus Supplement to us at 561-514-9046.

If you have any questions, please contact the undersigned.

Sincerely,

800 COMMERCE, INC.

/s/ B. Michael Friedman

By:	B. Michael Friedman
Principal Executive Officer

cc:	Luna Bloom, Division of Corporation Finance
Harold H. Martin, Esq.